This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

February 3, 2006

Item 3: Press Release

A Press release dated and issued February 3, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to announce the appointment of Steve Oakley as director.  The Company grants 350,000 stock options.

Item 5: Full Description of Material Change

Vancouver, BC – February 3, 2006.  Pacific North West Capital Corp. (the “Company”) is pleased to announce the appointment of Mr. Steve Oakley as director of the Company.  Mr. Oakley is currently the Managing Director of Opticom Technologies Inc., a leading manufacturer, developer and marketer of video security products.  He has been involved in the security industry since 1998 and has consulted on numerous projects for companies both domestically and internationally.

Prior to his involvement in the security industry, Mr. Oakley spent eight years as an independent contractor in the mineral exploration industry.  He also worked for BHP Minerals in the engineering department for two years prior to the closure of the Island Copper Mine on Vancouver Island.

In addition, the Company has granted 350,000 incentive stock options to directors and employees of the Company at the exercise price of $0.40 per common share for a period of five years.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 3, 2006_______

___

Date

“Taryn Downing”

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity